UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  000-30126

Acambis plc

(Exact name of registrant as specified in its charter)

Peterhouse Technology Park

100 Fulbourn Road

Cambridge CB1 9PT

England

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares of 10 pence each
American Depositary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provisions(s) relied upon to terminate the duty to file reports under the Securities Act of 1934:

Rule 12h-6(a)         ☒                                           Rule 12h-6(c)         ☐

Rule 12h-6(b)        ☐                                            Rule 12h-6(h)        ☐

PART I

Item 1.    Exchange Act Reporting History

A.            Acambis plc (“Acambis”) first became subject to reporting obligations under Section 13(a) of the Exchange Act on February 10, 1999.

B.            Acambis has filed or submitted all reports required under section 13(a) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form.  Acambis has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.    Recent United States Market Activity

Acambis’ securities were last sold in the United States in a registered offering under the Securities Act of 1933 on February 10, 1999.

Item 3.    Primary Trading Market

A.            Acambis maintains a listing of the ordinary shares on the London Stock Exchange in the United Kingdom, which constitutes the primary trading market for the ordinary shares.  Acambis’ American Depositary Shares (represented by American Depositary Receipts and referred to herein as the “ADRs”) were delisted from NASDAQ in December 2006 and Acambis subsequently terminated its ADR facility effective as of February 2007.  Acambis’ ADRs are not listed on any exchange outside the United States.

B.            The ordinary shares were initially listed on the London Stock Exchange in November 1995.  Acambis has maintained a listing of the ordinary shares on the London Stock Exchange for at least the 12 months preceding the filing of this form.

C.            The percentage of trading in the ordinary shares that occurred in the United Kingdom as of the 12-month period ending June 5, 2007 is 95.2%.

Item 4.    Comparative Trading Volume Data

Not applicable.

Item 5.    Alternative Record Holder Information

As of June 5, 2007, 206 record holders of Acambis’ ordinary shares were United States residents.

 Item 6.    Debt Securities

Not applicable.

Item 7.    Notice Requirement

A.            Acambis issued a press release on June 7, 2007 disclosing its intent to terminate its duty to file reports under section 13(a) of the Exchange Act.  A copy of this press release is attached as Exhibit 1 to this Form 15F.

B.            Acambis disseminated the press release in the United States via the London Stock Exchange’s Regulatory News Service and posted the press release on its website.

Item 8.    Prior Form 15 Filers

Not applicable.

PART II

Item 9.   Rule 12g3-2(b) Exemption

Acambis will publish the information required under Rule 12g3-2(b)(1)(iii) on the “Investors” pages of its web site, www.acambis.co.uk.

PART III

Item 10.   Exhibits

1. Notice of intent to terminate Acambis’ duty to file reports under Sections 13(a) and 15(d) of the Exchange Act.

Item 11.   Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States during the 12-month period specified in Item 4.A exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Acambis plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Acambis plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	/s/ Ian Garland
Name:	Ian Garland
Title:	Chief Executive Officer
Date:	June 7, 2007